File No. [ ]

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

PACIFIC FUNDS SERIES TRUST

PACIFIC SELECT FUND

PACIFIC LIFE FUND ADVISORS LLC

700 Newport Center Drive

Newport Beach, CA 92660

Please direct all communications regarding this Application to:

Audrey L. Cheng, Esq.

Pacific Life Fund Advisors LLC

700 Newport Center Drive

Newport Beach, CA 92660

949-219-3202

Audrey.Cheng@PacificLife.com

With a copy to:

Anthony Zacharski, Esq.

Dechert LLP

1095 6th Ave

New York, NY 10036

212-698-3552

Anthony.Zacharski@Dechert.com

This Application (including Exhibits) contains 54 pages. As filed with the Securities and Exchange

Commission on June 27, 2022

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	)	APPLICATION PURSUANT TO SECTION 6(c) OF
	)	THE INVESTMENT COMPANY ACT OF 1940, AS
PACIFIC FUNDS SERIES TRUST	)	AMENDED, FOR AN ORDER OF EXEMPTION
	)	FROM SECTION 15(c) OF THE ACT
PACIFIC SELECT FUND	)
)
PACIFIC LIFE FUND ADVISORS LLC	)
)
File No. [ ]	)
)
)

I.	INTRODUCTION

Pacific Funds Series Trust and Pacific Select Fund (each a “Trust” and collectively the “Trusts”),1 each a registered open-end investment company that may offer one or more series of shares (each, a “Series” and collectively, the “Series”), and Pacific Life Fund Advisors LLC (“PLFA” or the “Adviser” and together with the Trusts and the Series, the “Applicants”),2 the investment adviser to the Trusts, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit each board of trustees of the Trusts (the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”). All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

[1]	As used herein, the term “Trusts” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.
[2]	The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.
[4]	References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

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Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II.	BACKGROUND

A. The Applicants

1. The Trusts

Pacific Funds Series Trust (“Pacific Funds”) is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. Currently, Pacific Funds is comprised of twenty-nine separate registered funds. Each of Pacific Funds’ series has its own investment objective, policies and restrictions and is currently managed by PLFA, and may also be managed by one or more Sub-Advisers.

Pacific Select Fund (“Select Fund”) is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. Currently, Select Fund is comprised of fifty-five separate registered funds. Each of Select Fund’s series has its own investment objective, policies and restrictions and is currently managed by PLFA, and may also be managed by one or more Sub-Advisers.

Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The Trust and the Series are not required to hold annual shareholder meetings.

2. The Adviser

PLFA is a limited liability company organized under the laws of the State of Delaware. PLFA serves as the investment adviser of each Series and PLFA or another Adviser will serve as investment adviser to the future Series pursuant to an investment advisory agreement with the Trusts (each an “Advisory Agreement” and together the “Advisory Agreements”). PLFA and each other Adviser is or will be registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). PLFA was established in 2006 and is a wholly-owned subsidiary of Pacific Life Insurance Company.

Each Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Advisory Agreements currently do, and will continue to, comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Advisory Agreements. Pursuant to the terms of each Advisory Agreement, the Adviser, subject to the supervision of the Board, currently does, and will continue to, provide continuous investment management services to each Sub-Advised Series. With respect to each Sub-Advised Series, the Adviser’s responsibilities include or will include, for example, (i) evaluating, selecting and recommending for Board approval new Sub-Advisers for the Sub-Advised Series, (ii) monitoring each Sub-Adviser and its performance and its compliance with the applicable Sub-Advised Series’ investment policies and restrictions, (iii) recommending the removal or replacement of existing Sub-Advisers, and (iv) in the case of a Sub-Advised Series whose assets are managed by more than one Sub-Adviser, allocating the portion of that Sub-Advised Series’ assets to any given Sub-Adviser and reallocating those assets as necessary from time to time.5 The Adviser continuously reviews a Subadvised Series’ investment policies and strategies and based on the need of a particular Series may implement changes to the investment policies and strategies of the Series.

[5]	Although the Adviser will not normally make day-to-day investment decisions for a Sub-Advised Series, the Adviser will exercise investment discretion over any portion of a Sub-Advised Series’ assets, if any, that the Adviser determines not to allocate to a Sub-Adviser. The Adviser may, from time to time, manage all or a portion of a Sub-Advised Series’ assets, for example, in connection with the transition from one Sub-Adviser to another Sub-Adviser, the re-allocation of assets among multiple Sub-Advisers to a Sub-Advised Series, the reallocation of assets among various Sub-Advised Series, in connection with the launch, merger or liquidation of a Sub-Advised Series, or in the event of termination or resignation of a Sub-Adviser.

Page 3 of 54 Sequentially Numbered Pages (including exhibits)

Each Advisory Agreement currently does, and will provide that, the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Advisory Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable Advisory Agreement, the Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee from the Adviser.

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the applicable Board, at all times subject to the authority of such Board. This structure is commonly referred to as a “multi-manager” structure.

3. The Sub-Advisers

Pursuant to the authority under the Advisory Agreements, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers currently are, and will continue to be, “investment advisers” to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers currently are, and will continue to be, registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser currently does, and will continue to, engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser currently does, and will continue to, negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.6 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Advisory Agreement.

B. Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to multiple strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds where the investment adviser selects multiple sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

[6]	Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See Pacific Select Fund, et al., Investment Company Act Release Nos. 24017 (September 17, 1999) (notice) and 24081 (October 13, 1999) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

Page 4 of 54 Sequentially Numbered Pages (including exhibits)

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to various Sub-Advisers’ strategies and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C. Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Boards of the Trusts, typically hold in-person meetings on a quarterly basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Contract, as that term is defined for the purposes of the 1940 Act or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Contract, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes any diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.7 If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with information related to the Sub-Adviser’s compliance program (such as copies of the Sub-Adviser’s Rule 38a-1 compliance policies and procedures) to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

[7]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

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The requested order would also apply to material amendments to a Sub-Advisory Agreement.8 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to one or more Subadvised Series. If the Adviser desires to engage the Sub-Adviser with respect to a Subadvised Series not referenced in the then-effective Sub-Adviser Agreement, the Adviser may determine it is necessary to amend the Sub-Advisory Agreement to add a Subadvised Series. If the Adviser makes such a determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV. LEGAL ANALYSIS

A. Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B. Discussion

1. Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act more quickly and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to retain. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

[8]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

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2. Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Advisory Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”9 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;
2.	Annual review of the Sub-Adviser’s compliance program;
3.	Avoiding additional acquired fund fees and expenses;
4.	Annual Board review of the Sub-Advisory Agreement and related compensation;
5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;
6.	Allowing the Adviser to customize the strategy implemented by the Sub-Adviser to access the exposure;
7.

Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals and Board member compensation for attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings); and

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

[9]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

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3. Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).10 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”11 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”12

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”13 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”14 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.15 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V. PRECEDENT

The Commission has issued an exemptive order under the Act permitting a fund’s board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.16 The Commission stated in Blackstone, that while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

[10]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
[11]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[12]	American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).
[13]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
[14]	Id.; see also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.
[15]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.
[16]	See, Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC, Investment Company Release No. 33801 (February 19, 2020) (order) (“Blackstone”).

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VI. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.	Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of a Sub-Adviser Change were sought at an in-person Board meeting.

3.	The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.	In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is 700 Newport Center Drive, Newport Beach, California 92660.

Applicants further state that all written or oral communications concerning this Application should be directed to:

Audrey L. Cheng, Esq.

Assistant General Counsel

Pacific Life Insurance Company

700 Newport Center Drive

Newport Beach, CA 92660

With a copy to:

Anthony Zacharski, Esq.

Dechert LLP

1095 6th Ave

New York, NY 10036

Page 9 of 54 Sequentially Numbered Pages (including exhibits)

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-3 to this Application. The verification required by Rule 0-2(d) under the 1940 Act is included as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibits C and D.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the 27th day of June, 2022.

PACIFIC FUNDS SERIES TRUST

By:	/s/ Howard Hirakawa
Name: Howard Hirakawa Title: Senior Vice President

PACIFIC SELECT FUND

By:	/s/ Howard Hirakawa
Name: Howard Hirakawa Title: Senior Vice President

PACIFIC LIFE FUND ADVISORS LLC

By:	/s/ Howard Hirakawa
Name: Howard Hirakawa Title: Senior Vice President

Page 10 of 54 Sequentially Numbered Pages (including exhibits)

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-3	Certifications
Exhibit B	Verification
Exhibit C	Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (February 23, 2021) (notice) and 34238 (March 30, 2021) (order) – Marked Application (“First Marked Copy”)
Exhibit D	Morgan Stanley Pathway Funds, et al., Investment Company Act Release Nos. 34502 (February 10, 2022) (notice) and 34525 (March 8, 2022) (order) – Marked Application (“Second Marked Copy”)

Page 11 of 54 Sequentially Numbered Pages (including exhibits)

Exhibit A-1

AUTHORIZATION

RULE 0-2(c)(1)

PACIFIC FUNDS SERIES TRUST

OFFICER’S CERTIFICATE

I, Jane M. Guon, do hereby certify that I am the duly elected, qualified and acting Vice President and Secretary of Pacific Funds Series Trust (“Pacific Funds”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by the Pacific Funds Board of Trustees on the 22nd day of June 2022, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

WHEREAS, Pacific Life Fund Advisors LLC recommends that the Board of Trustees (the “Board”) of Pacific Funds Series Trust (“Pacific Funds”) authorize the preparation, execution and filing with the Securities and Exchange Commission (“SEC”) an application (the “Exemptive Application”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”) requesting an order from the SEC that would permit the Board to approve new Sub-Advisory Agreements and material amendments to existing Sub-Advisory Agreements for Pacific Funds, without complying with the in-person meeting requirement of Section 15(c) of the 1940 Act.

NOW, THEREFORE, BE IT:

RESOLVED, that the appropriate officers of Pacific Funds be, and they are, and each of them hereby is, authorized to prepare, execute and file with the SEC an Exemptive Application for an order pursuant to Section 6(c) of the 1940 Act, exempting Pacific Funds and Pacific Life Fund Advisors LLC (“PLFA”) from the provisions of Section 15(c) of the 1940 Act to permit PLFA to enter into or materially amend Sub-Advisory Agreements that were approved by the Board, including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval; and

FURTHER RESOLVED, that the appropriate officers of Pacific Funds be, and they hereby are, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of general counsel, deem necessary or appropriate; and

FURTHER RESOLVED, that the officers of Pacific Funds be, and they hereby are, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of Pacific Funds be, and they hereby are, authorized, empowered, and directed to take such actions as are necessary to carry out the intent of the foregoing resolutions, including but not limited to, executing and filing any required documents.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of Pacific Funds on this 27th day of June, 2022.

Pacific Funds Series Trust

By:	/s/ Jane M. Guon
Name: Jane M. Guon
Title: Vice President and Secretary

Page 12 of 54 Sequentially Numbered Pages (including exhibits)

Exhibit A-2

AUTHORIZATION

RULE 0-2(c)(1)

PACIFIC SELECT FUND

OFFICER’S CERTIFICATE

I, Jane M. Guon, do hereby certify that I am the duly elected, qualified and acting Vice President and Secretary of Pacific Select Fund (“Select Fund”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by the Select Fund’s Board of Trustees on the 22nd day of June 2022, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

WHEREAS, Pacific Life Fund Advisors LLC recommends that the Board of Trustees (the “Board”) of Pacific Select Fund (“Select Fund”) authorize the preparation, execution and filing with the Securities and Exchange Commission (“SEC”) an application (the “Exemptive Application”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”) requesting an order from the SEC that would permit the Board to approve new Sub-Advisory Agreements and material amendments to existing Sub-Advisory Agreements for Select Fund, without complying with the in-person meeting requirement of Section 15(c) of the 1940 Act.

NOW, THEREFORE, BE IT:

RESOLVED, that the appropriate officers of Select Fund be, and they are, and each of them hereby is, authorized to prepare, execute and file with the SEC an Exemptive Application for an order pursuant to Section 6(c) of the 1940 Act, exempting Select Fund and Pacific Life Fund Advisors LLC (“PLFA”) from the provisions of Section 15(c) of the 1940 Act to permit PLFA to enter into or materially amend Sub-Advisory Agreements that were approved by the Board, including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval; and

FURTHER RESOLVED, that the appropriate officers of Select Fund be, and they hereby are, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of general counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of Select Fund be, and they hereby are, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of Select Fund be, and they hereby are, authorized, empowered, and directed to take such actions as are necessary to carry out the intent of the foregoing resolutions, including, but not limited to, executing and filing any required documents.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of Select Fund on this 27th day of June, 2022.

Pacific Select Fund

By:	/s/ Jane M. Guon
Name: Jane M. Guon
Title: Vice President and Secretary

Page 13 of 54 Sequentially Numbered Pages (including exhibits)

Exhibit A-3

AUTHORIZATION

RULE 0-2(c)(1)

PACIFIC LIFE FUND ADVISORS LLC

OFFICER’S CERTIFICATE

The undersigned hereby certifies that he is the Senior Vice President of Pacific Life Fund Advisors LLC (“PLFA”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken and the person signing and filing the Application on behalf of PLFA is fully authorized to do so.

Pacific Life Fund Advisors LLC

By:	/s/ Howard Hirakawa
Name: Howard Hirakawa
Title: Senior Vice President Date: June 27, 2022

Page 14 of 54 Sequentially Numbered Pages (including exhibits)

Exhibit B

VERIFICATION

RULE 0-2(d)

VERIFICATION

The undersigned verifies and says that he has duly executed the attached Application for and on behalf of Pacific Funds Series Trust, Pacific Select Fund and Pacific Life Fund Advisors LLC (each, a “Company”), that he is the Senior Vice President of each Company and that all actions by shareholder, directors and other bodies necessary to authorize the execution and filing such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Howard Hirakawa
Name: Howard Hirakawa
Title: Senior Vice President Date: June 27, 2022

Page 15 of 54 Sequentially Numbered Pages (including exhibits)